Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Terms and Conditions Governing Employee Stock Options 2020/2025 in Spotify Technology S.A., the Terms and Conditions Governing Employee Restricted Stock Units 2020/2025 in Spotify Technology S.A., the Terms and Conditions Governing Stock Options for Consultants 2020/2025 in Spotify Technology S.A., and the Terms and Conditions Governing Restricted Stock Units for Consultants 2020/2025 of our report dated February 12, 2019, with respect to the consolidated financial statements of Spotify Technology S.A. included in its Annual Report (Form 20-F) for the year ended December 31, 2018, filed with the Securities and Exchange Commission.

/s/ Ernst & Young AB

Stockholm, Sweden

December 30, 2019